UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Charah Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15957P105

(CUSIP Number)

Mark Spender

400 Convention Street

Baton Rouge, LA 70802

(225) 228-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,926,003
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,926,003
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,926,003(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%(2)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents shares of common stock beneficially owned as of the date of this filing.
(2)	As of the date of this filing, the Reporting Person beneficially owned 2,926,003 shares of common stock, representing 9.7% of the total number of shares of common stock outstanding.

SCHEDULE 13G

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Charah Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,926,003
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,926,003
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,926,003(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%(2)
12	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares of common stock beneficially owned as of the date of this filing.
(2)	As of the date of this filing, the Reporting Person beneficially owned 2,926,003 shares of common stock, representing 9.7% of the total number of shares of common stock outstanding.

SCHEDULE 13G

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,252,369
	6	SHARED VOTING POWER 2,926,003(1)
	7	SOLE DISPOSITIVE POWER 5,252,369
	8	SHARED DISPOSITIVE POWER 2,926,003(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,178,372(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.0%(3)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	As further described in Item 4, BCP Energy Services Fund, LP may be deemed to beneficially own the shares of common stock of the Issuer that are held by Charah Holdings GP LLC and Charah Holdings LP.
(2)	Represents shares of common stock beneficially owned as of the date of this filing.
(3)	As of the date of this filing, the Reporting Person beneficially owned 8,178,372 shares of common stock, representing 27.0% of the total number of shares of common stock outstanding.

SCHEDULE 13G

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,277,549
	6	SHARED VOTING POWER 2,926,003(1)
	7	SOLE DISPOSITIVE POWER 7,277,549
	8	SHARED DISPOSITIVE POWER 2,926,003(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,203,552(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 33.7%(3)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)

As further described in Item 4, BCP Energy Services Fund-A, LP may be deemed to beneficially own the shares of common stock of the Issuer that are held by Charah Holdings GP LLC and Charah Holdings LP.

(2)	Represents shares of common stock beneficially owned as of the date of this filing.
(3)	As of the date of this filing, the Reporting Person beneficially owned 10,203,552 shares of common stock, representing 33.7% of the total number of shares of common stock outstanding.

SCHEDULE 13G

CUSIP No.15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,455,921
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,455,921
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,455,921(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.0%(2)
12	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Represents shares of common stock beneficially owned as of the date of this filing.
(2)	As of the date of this filing, the Reporting Person beneficially owned 15,455,921 shares of common stock, representing 51.0% of the total number of shares of common stock outstanding.

SCHEDULE 13G

CUSIP No.15957P105

1	NAMES OF REPORTING PERSONS BCP Energy Services Fund UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,455,921
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,455,921
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,455,921(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.0%(2)
12	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Represents shares of common stock beneficially owned as of the date of this filing.
(2)	As of the date of this filing, the Reporting Person beneficially owned 15,455,921 shares of common stock, representing 51.0% of the total number of shares of common stock outstanding.

SCHEDULE 13G

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS James M. Bernhard Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,455,921
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,455,921

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,455,921(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.0%(2)
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Represents shares of common stock beneficially owned as of the date of this filing.
(2)	As of the date of this filing, the Reporting Person beneficially owned 15,455,921 shares of common stock, representing 51.0% of the total number of shares of common stock outstanding.

SCHEDULE 13G

CUSIP No. 15957P105

1	NAMES OF REPORTING PERSONS Jeffrey Scott Jenkins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 15,455,921
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 15,455,921

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,455,921(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 51.0%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents shares of common stock beneficially owned as of the date of this filing.
(2)	As of the date of this filing, the Reporting Person beneficially owned 15,455,921 shares of common stock, representing 51.0% of the total number of shares of common stock outstanding.

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Common Stock, par value $0.01 per share (“Common Stock”), of Charah Solutions, Inc. (the “Issuer”).

Item 1.

(a) Name of Issuer:

Charah Solutions, Inc.

(b) Address of Issuer’s Principal Executive Offices:

12601 Plantside Dr.

Louisville, Kentucky 40299

Item 2.

(a) Name of Person Filing:

Charah Holdings LP (“Charah Holdings”)

Charah Holdings GP LLC (“Charah Holdings GP”)

BCP Energy Services Fund, LP (“BCP Energy Services Fund”)

BCP Energy Services Fund-A, LP (“BCP Energy Services Fund-A”)

BCP Energy Services Fund GP, LP (“BCP Energy Services Fund GP”)

BCP Energy Services Fund UGP, LLC (“BCP Energy Services Fund UGP”)

James M. Bernhard Jr.

Jeffrey Scott Jenkins

(b) Address of Principal Business Office or, if None, Residence:

The principal business office for all persons filing is:

c/o Bernhard Capital Partners Management LP

400 Convention Street, Suite 1010

Baton Rouge, LA 70802

(c) Citizenship:

See Item 4 of each cover page.

(d) Title and Class of Securities:

Common Stock, par value $0.01 per share.

(e) CUSIP No.:

15957P105

Item 3.

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

The ownership percentages reported in this Schedule 13G are based on 30,281,691 shares of Common Stock outstanding on December 31, 2018.

As of the date of this filing, (i) Charah Holdings may have been deemed to be the beneficial owner of 2,926,003 shares of Common Stock, which represented 9.7% of the total number of shares of Common Stock outstanding, (ii) BCP Energy Services Fund may have been deemed to be the beneficial owner of 8,178,372 shares of Common Stock, which represented 27.0% of the total number of shares of Common Stock outstanding and (iii) BCP Energy Services Fund-A may have been deemed to be the beneficial owner of 10,203,552 shares of Common Stock, which represented 33.7% of the total number of shares of Common Stock outstanding.

BCP Energy Services Fund UGP, LLC (“BCP Energy Services Fund UGP”) is the sole general partner of BCP Energy Services Fund GP, LP (“BCP Energy Services Fund GP”), which is the sole general partner of both BCP Energy Services Fund, LP (“BCP Energy Services Fund”) and BCP Energy Services Fund-A, LP (“BCP Energy Services Fund-A”). BCP Energy Services Fund, LP and BCP Energy Services Fund-A, LP have dispositive voting power over Charah Holdings GP LLC (“Charah Holdings GP”), which is the sole general partner of Charah Holdings LP (“Charah Holdings”). BCP Energy Services Fund UGP is managed by J.M. Bernhard, Jr. and Jeffrey Jenkins.

(b) Percent of class:

See Item 4(a) above.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the partners, members, affiliates and shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4 above.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019

BCP ENERGY SERVICES FUND GP, LP
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND-A, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

BCP ENERGY SERVICES FUND, LP
By: BCP Energy Services Fund GP, LP, its general partner
By: BCP Energy Services Fund UGP, LLC, its general partner

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Authorized Signatory

CHARAH HOLDINGS GP LLC

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

CHARAH HOLDINGS LP
By: Charah Holdings GP LLC, its general partner

By:	/s/ Mark Spender
Name:	Mark Spender
Title:	Authorized Signatory

JAMES M. BERNHARD JR.

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins
Title:	Attorney-in-fact

JEFFERY SCOTT JENKINS

By:	/s/ Jeffrey Jenkins
Name:	Jeffrey Jenkins

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement, dated as of February 8, 2019, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2	Power of Attorney.